For immediate release

Aspen and Westchester acquire drilling leases in Manitoba

OKLAHOMA CITY, OKLAHOMA February 21, 2005 Aspen Group Resources Corporation (TSX:ASR) and Westchester Resources Inc. (TSXV:WSR) today announced that, through their 50/50 joint venture arrangement (the "Joint Venture"), the companies have acquired for drilling five leases totaling approximately 1360 acres in the Daly Field in Southwest Manitoba.

The proposed program will utilize horizontal drilling techniques to explore three target zones: the Middle Daly Member and the Cruickshank Crinoidal Member in the Lodgepole formation and the underlying Bakken formation. Horizontal drilling has been used successfully in these type structures to enhance production and recovery rates. Average well depth is approximately 2400 feet. Drilling, completion, and tie-in costs are estimated at C$750,000 per well. Drilling operations are expected to commence within 60 days, subject to rig availability.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Aspen Group Resources Corporation	Westchester Resources Inc.
Kevin O'Connor	Pat DiCapo
(877) 775-8734	(416) 860-1859
koconnor@aspengroupresources.com	pdicapo@poweronecapital.com
www.aspengroupresources.com

For more information on the Oil and Gas Industry in North Dakota, visit www.oilgas.nd.gov

Portions of this document include "forward-looking statements", which may be understood as any statement other than a statement of historical fact. Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from management's expectations and projections expressed in this document. Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. Such factors include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy.